August 31, 2006

Mr. Rufus Decker

Accounting Branch Chief

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E., Stop 7010

Washington, D.C. 20549

Re:	Carlisle Companies Incorporated
Form 10-K for Fiscal Year Ended December 31, 2005
File No. 1-9278

Dear Mr. Decker:

This letter is submitted by Carlisle Companies Incorporated (“Carlisle” or the “Company”) in response to comments of the staff of the Division of Corporate Finance of the Securities and Exchange Commission as set forth in your letter dated August 3, 2006 relating to the Company’s Form 10-K for the fiscal year-ended December 31, 2005, filed March 13, 2006 (the “2005 Form 10-K).

For your convenience, the text of your letter has been reproduced below in bold type with the response to each numbered comment set forth immediately below the comment.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2005

General

1.              In connection with responding to our comments, please provide, in writing, a statement acknowledging that:

•                  You are responsible for the adequacy and accuracy of the disclosure in your filings;

•                  Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•                  You may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We acknowledge that the management of Carlisle Companies Incorporated is responsible for the adequacy and accuracy of the disclosure in our filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and Carlisle may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Financial Statements

Note 20 — Segment Information, page 74

2.              We reviewed the reports you provided us in response to comment four.  Your monthly Board of Director Reports, Financial Reports, and Segment Reports as well as your financial information provided at Board of Directors meetings indicate that your chief operating decision maker regularly reviews discreet financial information by business.  In addition, your monthly financial reports that are distributed to the President and CEO and Group presidents provide quick summaries that include key information such as sales, gross profit, SG&A expense, R&D expense, operating income, EBIT and net earnings by each individual business.  In your Form 8-K filed on July 25, 2006 reporting your second quarter 2006 results, your press release consistently discusses the performance in your various businesses including but not limited to the tire and wheel business, high-performance wire and cable business, specialty trailer business, brake business and refrigerated truck body business.  Based upon the information you have provided us, it appears that each of your businesses constitute your operating segments.  Accordingly, please provide us with an aggregation analysis under paragraph 17 of SFAS 131.  In doing so, please be sure to explain to us in detail how you concluded that each individual business aggregated with another business met the criteria in paragraph 17 to be aggregated.  If, after further analysis, you conclude that some of your reportable segments need to be broken into more reportable segments, please provide us with your new proposed segment reporting structure as well.

It is Carlisle’s understanding that SFAS 131 was developed as a “management approach” to reporting segment information.  The Company believes that SFAS 131’s management approach is founded on reporting information the way management organizes the segments for making operating decisions and assessing performance.  Carlisle strongly believes its current segmentation appropriately reflects the requirements of paragraphs 10-16 of SFAS 131, and that paragraph 17 is not applicable to the Company’s current management approach.  We offer the following information to assist the Staff of the Division of Corporate Finance of the Securities and Exchange Commission in its review of Carlisle’s segmentation:

RECENT HISTORY

During the first three quarters of 2005 and in prior periods, Carlisle President and CEO, Rick McKinnish, served as chief operating decision maker (“CODM”) for the Company’s nine primary business units.  In his role as CODM, Mr. McKinnish actively reviewed the monthly operating results and forecasts for each of these business units.  His review of these financial results enabled Mr. McKinnish to make decisions about the allocation of resources among the business units and to assess the performance of each business unit and its respective president.  Each business unit president reported directly to Mr. McKinnish, and Mr. McKinnish made recommendations to the Board of Directors’ Compensation Committee on compensation and equity awards for each president.  Mr. McKinnish also reviewed the annual operating and strategic plans for each business unit and approved capital expenditures up to $2 million per project.  Business unit presidents only had capital expenditure approval in the amount of $100,000 per project.  The nine business units comprising Carlisle’s current continuing operations were as follows:

•                  Carlisle SynTec

•                  Carlisle Tire & Wheel

•                  Carlisle Power Transmission

•                  Carlisle FoodService

•                  Carlisle Motion Control (Heavy Friction/Altec)

•                  Carlisle Industrial Brake and Friction

•                  Trail King Industries

•                  Tensolite

•                  Johnson Truck Bodies

During this time period, the presidents of each of these business units were deemed segment managers.  In accordance with paragraph 17 of SFAS 131, Carlisle aggregated these businesses into the following five reportable segments:

•                  Construction Materials

o                 Carlisle SynTec

•                  Industrial Components

o                 Carlisle Tire & Wheel

o                 Carlisle Power Transmission

•                  Specialty Products

o                 Carlisle Motion Control (Heavy Friction/Altec)

o                 Carlisle Industrial Brake & Friction

•                  Transportation Products

o                 Trail King Industries

•                  General Industry (all other category)

o                 Carlisle FoodService and Sanitary Maintenance

o                 Tensolite

o                 Johnson Truck Bodies

CHANGE IN MANAGEMENT OF BUSINESS UNITS

In early 2005, Mr. McKinnish decided to modify the senior management structure of Carlisle based on his belief that his time should be more focused on the strategic long-term growth of the Company rather than the day-to-day operations of the business units.  Mr. McKinnish decided that the Carlisle business units could be more effectively managed by three Group Presidents who would report directly to the CODM and serve as Segment Managers.  Mr. McKinnish identified the following business groups that would require a Group President or Segment Manager:

•                  Construction Materials (2005 net sales of $865.7 million; 39% of total net sales)

o                 Carlisle SynTec

•                  Industrial Components (2005 net sales of $747.9 million; 34% of total net sales)

o                 Carlisle Tire & Wheel

o                 Carlisle Power Transmission

•                  Diversified Components (2005 net sales of $596.1 million; 27% of total net sales)

o                 Carlisle FoodService and Sanitary Maintenance

o                 Carlisle Motion Control Industries

•                  Carlisle Industrial Brake and Friction

•                  Heavy Friction/Altec

o                 Trail King Industries

o                 Tensolite

o                 Johnson Truck Bodies

Mr. McKinnish decided the president of Carlisle SynTec, John Altmeyer, would serve as Group President and Segment Manager of Construction Materials and the president of Carlisle Tire and Wheel, Barry Littrell, would serve as Group President and Segment Manager of Industrial Components.  Mr. McKinnish engaged the executive retained search firm of SpenserStuart to conduct the search for the Group President and Segment Manager of Diversified Components.  In September 2005, Carlisle hired Mr. Mike Popielec to serve as Group President and Segment Manager for the Diversified Components businesses.

At the end of the third quarter 2005, the Company evaluated its segmentation in accordance with SFAS 131 and deemed that it was still appropriate to report the five segments since the business unit presidents had reported directly to Mr. McKinnish for virtually all of the first three quarters of 2005.  Mr. Popielec had not been in his role long enough by September 30 to be truly operating as the Segment Manager for Diversified Components.

SEGMENT REALIGNMENT

On November 7, 2005, Carlisle announced in a news release that its continuing operations would be reorganized into three operating groups or segments managed by three Group Presidents.

After the change in management structure resulting in the realignment of operating businesses, the Company reassessed its segmentation in accordance with SFAS 131.  We believe that Carlisle’s new management structure required a change in segmentation in order to comply with SFAS 131.  We believe the three Group Presidents operate as segment managers of their respective business groups.  The Group Presidents report directly to Mr. McKinnish, have autonomous decision making authority within their segment (with certain limitations, as described more in-depth in the Sarbanes-Oxley Section 404 Testing portion of this letter (see below)) and are held responsible for the performance of only their operating segment.

This operating and reporting structure parallels the guidance in paragraphs 10 and 14, respectively, of SFAS 131.  We believe that this guidance unequivocally supports our conclusions that, pursuant to the realignment of its operating businesses, Carlisle’s CODM is Mr. McKinnish and Carlisle’s segment managers are the Group Presidents.  These conclusions were determined by Carlisle in the context of, and are supported by the following:

•                  The Carlisle Board of Directors establishes performance goals for Mr. McKinnish based on the consolidated performance of the businesses comprising Carlisle Companies.  The Board assesses Mr. McKinnish’s performance and establishes his base salary, bonus and long-term incentive awards based on the Company’s consolidated results.

•                  Mr. McKinnish allocates Company resources on an operating group or segment basis, not by business unit, and the Group Presidents have the authority to allocate these resources within their operating segment as determined appropriate.

•                  Performance metrics such as revenue growth, margin improvement and operating cash flows are set for each operating segment and Group President by Mr. McKinnish.

•                  Mr. McKinnish’s review and assessment of the performance of each Group President is based on the consolidated performance of all the business units comprising their operating segment.  Mr. McKinnish makes recommendations to the Compensation Committee on base salaries, bonuses and long-term incentive for the Group Presidents or Segment Managers, taking into account the aggregated performance metrics for all the business units comprising their operating segment.

•                  The three Group Presidents report directly to Mr. McKinnish and each Group President is held accountable solely for the operating performance of their respective operating segment.

o                 The Group President is responsible for reviewing monthly operating results for their business units.

o                 The Group President has the authority to approve capital expenditures up to $1 million.  (The previous business unit president approval authority when all the business unit presidents reported to Mr. McKinnish was $100,000.)

o                 The Group Presidents approve business unit strategic plans, operating budgets and forecasts.

o                 The Group Presidents assess the performance of each business unit president and approve their base salaries.  The Group Presidents recommend bonuses and long-term incentives for their respective business unit presidents to the Compensation Committee.

o                 The Group Presidents have hiring and termination discretion for the business unit presidents.

o                 The Group Presidents have authority to identify acquisition candidates and they have significant influence in the approval of acquisition candidates identified by the corporate office and even by Mr. McKinnish.

o                 The Group Presidents have authority to approve business unit vendor and customer contracts.  Mr. McKinnish does not review any such contracts.

o                 The Group Presidents have authority to litigate or settle litigation for their business units.

As a result of the Company’s change in management structure and in accordance with paragraph 34 of SFAS 131, results for all years presented in the Company’s Form 10-K for the year ended December 31, 2005, were restated to reflect  the Company’s new operating segments.

FINANCIAL REPORTS

As part of our response to comment 4 of your letter dated June 27, 2006, we provided you with financial reports made available to the CEO, Group Presidents and Board of Directors.  These reports were delivered to you in electronic format via a compact disc (the “CD”).  We believe the following information on how the reports are made available to and reviewed by the aforementioned parties may assist in your further evaluation of the way the reports are used.

First, we believe it is important to note that Carlisle supports a wide dissemination of financial information within its organization.  Today’s electronic environment makes the distribution of financial reports as “easy as pushing a button.”  Carlisle utilizes electronic distribution lists for most of its reports that include all three of the Group Presidents and Mr. McKinnish for convenience.  The distribution of the reports is not indicative of how Carlisle manages its operations.  Providing someone access to business unit information does not mean that the individual is actively managing the business unit, making resource allocation decisions or assessing business unit performance.

President and CEO Reports

The primary financial report reviewed by Mr. McKinnish each month is the Monthly Segment Report.  This report is prepared by Carlisle’s corporate accounting staff and summarizes key income statement performance by each operating segment.  Monthly Segment Reports are not distributed to the Group Presidents or the Board.  Mr. McKinnish also receives the financial reports contained in the Monthly Financial Reports folder.  Mr. McKinnish reviews these reports to facilitate discussion when operating exception results are brought to his attention by the Group Presidents.

Group President Reports

The CD includes financial reports prepared by the various business operations comprising the Construction Materials, Industrial Components and Diversified Components segments and submitted to their respective Group Presidents.  These detailed reports are made available to the applicable Group President and would be reviewed by Mr. McKinnish only on a rare and exceptional basis to provide depth for inquiries and analysis.  Since the change in management structure, there has not been an instance when Mr. McKinnish has needed to review these reports.

Carlisle’s financial consolidation software allows for summary financial reports for each operation to be prepared and distributed to a wide audience when deemed appropriate by management.  In some cases, the Group Presidents utilize the summary reports for their respective operations as part of their monthly financial review.  You will note that the financial reports included in the CD in the Group Presidents Reports folder includes some of these summary reports.  The Monthly Financial Reports prepared at the corporate office which are distributed to Mr. McKinnish are also distributed to the Group Presidents.  While these reports are shared with all the Group Presidents, the Group Presidents are only responsible for the financial results and accuracy of their respective operations.

Board of Directors Reports

The Board of Director Reports folder contains a monthly financial report that is submitted to the Board for their review.  Mr. McKinnish and the Group Presidents are also provided with a copy of this monthly report.  The report is produced for the Board to facilitate meaningful and efficient board meetings when the Board meets in person five times a year.  There is no requirement for the Board to review these reports.

Presentation of financial results at the five in-person board meetings held each year is focused on the consolidated financial performance for Carlisle.  The financial reports contained in the Board of Directors Meetings folder are distributed to the Board, Mr. McKinnish and the Group Presidents.  Distribution to the Group Presidents is made as a courtesy as they do not attend all the board meetings.  The Consolidated Selected Operating Data reports are distributed to the Board to allow for easy reference should a Board member have a specific question about a segment or operation’s performance.  The Selected Operating Data reports are not reviewed for each operation at the board meetings.  All Board members return the financial reports to the Company management at the conclusion of the board meeting.

SARBANES-OXLEY SECTION 404 TESTING

During our conference call on Wednesday August 16, 2006, you requested a list of the Company’s key controls over financial reporting associated with Mr. McKinnish’s review of financial reports.  The Company’s key controls for its 404 testing of Carlisle’s consolidated financial reporting do not include any specific key controls related to Mr. McKinnish.  The only key financial reporting control applicable for Mr. McKinnish is his certifications for the Forms 10-Q and Form 10-K.

There are financial reporting controls including compensating controls performed by the Group Presidents as noted below;

o                 The Group President is responsible for reviewing monthly operating results for their business units.

o                 The Group President has the authority to approve capital expenditures up to $1 million.  (The previous business unit president approval authority when all the business unit presidents reported to Mr. McKinnish was $100,000.)

o                 The Group Presidents approve business unit strategic plans, operating budgets and forecasts.

o                 The Group Presidents assess the performance of each business unit president and approve their base salaries.  The Group Presidents recommend bonuses and long-term incentives for their respective business unit presidents to the Compensation Committee.

o                 The Group Presidents have hiring and termination discretion for the business unit presidents.

o                 The Group Presidents have authority to approve business unit vendor and customer contracts.  Mr. McKinnish does not review any such contracts.

ERNST & YOUNG ASSESSMENT

As we previously discussed, during Carlisle’s audit process and in connection with our consideration of the Staff’s comment on the Company’s segments, Ernst & Young (“EY”) has assessed Carlisle’s operating segment determinations and reporting.  EY concurs with Carlisle’s conclusions in this regard.  EY has brought to our attention that its published guidance includes the following illustration specifically addressing paragraph 14 of SFAS 131 that EY and we believe is consistent in every significant respect with Carlisle’s realigned management structure, segment determination and segment reporting:

“Typically an operating segment will have a segment manager who is directly accountable and maintains regular contact with the CODM to discuss operating activities, financial results, forecasts, or plans for the segment. A segment manager is not a specific title but rather a function. The CODM also may be the segment manager for certain segments. A single segment manager may manage more than one operating segment. If the operating segment characteristics apply to more than one type of component of an organization but there is only one type for which segment managers are held responsible, then the type of components with segment managers constitutes the operating segments.

For instance, consider the organization in the following example whose CODM receives financial information from the six operating units. Also assume that these six operating units are divided into three divisions (which meet the operating segment characteristics) and that each of the three divisions has a segment manager who reports directly to the CODM. The three divisions report information to the CODM who uses it in order to assess performance and allocate resources. In this case, the operating segments for reporting purposes would be the divisions as opposed to the operating units, because the divisions have segment managers.”

CONCLUSION

It is our understanding that paragraph 14 of SFAS 131 defines a segment manager as an individual that “is directly accountable to and maintains regular contact with the chief operating decision maker to discuss operating activities, financial results, forecasts or plans for the segment.”  We believe we have properly assessed Carlisle’s segmentation in accordance with SFAS 131.  Mr. McKinnish is the chief operating decision maker for Carlisle, and the Group Presidents serve as segment managers. Further, Mr. McKinnish allocates resources and assesses performance based on the results of the operating segment and not the results of the business units.

Please do not hesitate to contact Carol Lowe at 704-501-1106 or Steven Ford at 315-477-9108 if you have any questions concerning our response.

Sincerely,

/s/ Carol P. Lowe	/s/ Steven J. Ford

Carol P. Lowe	Steven J. Ford
Vice President and	Vice President, Secretary
Chief Financial Officer	and General Counsel